UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Devon Energy Corporation Incentive Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, OK 73102-5015

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

Plan Administrator

Devon Energy Corporation Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of Devon Energy Corporation Incentive Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Devon Energy Corporation Incentive Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Devon Energy Corporation Incentive Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

June 26, 2015

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS
Investments, at fair value	$707,360,800	$719,693,385
Employer contributions receivable	6,403,761	5,166,083
Notes receivable from participants	9,722,071	10,555,870
Other receivables	1,079,340	1,558,260

Total assets	724,565,972	736,973,598

LIABILITIES
Other liabilities	1,200,494	1,105,307

Total liabilities	1,200,494	1,105,307

Net assets reflecting all investments at fair value	723,365,478	735,868,291
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust	344,479	773,253

NET ASSETS AVAILABLE FOR BENEFITS	$723,709,957	$736,641,544

See accompanying notes to financial statements.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,
2014
Additions:
Investment income:
Net appreciation in fair value of investments	$10,641,794
Dividend income	13,925,824
Interest income	18,189

Net investment income	24,585,807

Contributions:
Participant, including rollovers	37,163,470
Employer, net of forfeitures	42,679,911

Total contributions	79,843,381

Interest income on notes receivable from participants	414,985

Total additions	104,844,173

Deductions:
Distributions to participants	115,361,405
Administrative expenses	2,414,355

Total deductions	117,775,760

Net decrease in net assets available for benefits	(12,931,587)
Net assets available for benefits:
Beginning of year	736,641,544

End of year	$723,709,957

See accompanying notes to financial statements.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Devon Energy Corporation Incentive Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement and respective amendments for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all United States employees of Devon Energy Corporation (“Devon”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees are eligible to participate in the Plan as soon as administratively possible following the completion of one hour of service. There is no minimum age requirement for employees to be eligible.

The plan administrator is a committee of Devon employees who are appointed by and serve at the direction of Devon (the “Benefits Committee”). The Benefits Committee is responsible for administration of the Plan, except for the duties related to selecting and monitoring the Plan’s investment options. The selection and monitoring of investment options, and related functions, is the responsibility of a separate committee of Devon employees who are appointed by and serve at the direction of Devon (the “Investments Committee”).

Devon’s Board of Directors, or a committee thereof, has the sole responsibility for appointing and removing the Plan’s trustee, which is currently Fidelity Management Trust Company (the “Trustee”). Under the terms of an agreement between the Trustee and the Plan, the Trustee administers the Plan’s trust in accordance with instructions provided by the Benefits Committee.

Contributions

As defined in the Plan, participants may elect to contribute from 1% to 50% of their compensation to the Plan on a pre-tax basis or on an after-tax, designated Roth basis. The combined pre-tax and designated Roth contributions are subject to limitations under the Internal Revenue Code (the “Code”). Participants who have attained age 50 before the end of the Plan year are eligible to make pre-tax or designated Roth catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover Contributions”). Participant Rollover Contributions were approximately $7,255,000 during 2014.

Participants may receive an employer match on their contribution to the Plan in an amount determined annually by Devon. The amount of the matching contribution will vary according to the participant’s years of service and whether the participant is eligible for enhanced contributions. Participants employed subsequent to October 1, 2007 and participants who opted out of a separate defined benefit plan sponsored by Devon are eligible for enhanced contributions. During 2014, for all participants with at least five years of service, Devon contributed amounts equal to 100% of each participant’s contributions to the Plan, with the matching contribution being limited to the lesser of 6% of the participant’s compensation or $15,600. For participants with less than five years of service, Devon’s matching contributions in 2014 were limited to the lesser of 3% of the participant’s compensation or $7,800.

Participants eligible for enhanced contributions also receive additional, nondiscretionary contributions by Devon calculated as a percentage of their compensation, as defined in the Plan. In 2014, the enhanced contribution percentage ranged from 8% to 16%, depending upon a participant’s years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Devon’s contribution and allocations of earnings or losses on the investments selected by the participant and charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Investments

Participants direct their account balances to be invested in a number of investment options. Participants may change their investment options on a daily basis. Investment options of the Plan as of December 31, 2014 consist of mutual funds, equity securities, Devon common stock, collective trust funds, stable value fund and Brokerage Link. Brokerage Link is a self-directed brokerage account that allows participants to invest in a wide variety of funds.

Vesting and Forfeitures

Participants are vested immediately in their contributions, plus the associated investment income or losses. For each year of service up to four years, a participant becomes 25% vested in employer contributions to their account and the associated investment income or losses. Participants will become vested upon a change of control of Devon, as defined in the Plan or if the participant dies, becomes totally disabled or reaches age 65 while employed by Devon.

Upon a termination of service that results in nonvested amounts in a participant’s account, the nonvested portion is forfeited and used to reduce Devon’s future contributions or pay expenses. Employer contributions were reduced by $2,090,600 in 2014 due to forfeitures. In 2014, Plan expenses of approximately $332,000 were paid by forfeitures. As of December 31, 2014 and 2013, there were approximately $1,231,000 and $1,739,000, respectively, of forfeitures available to reduce future employer contributions or pay expenses.

Notes Receivable from Participants

Participants may borrow from their fund accounts and may have up to two loans outstanding at any time. Total borrowings may not exceed the lesser of 50% of a participant’s vested balance or $50,000. The loans are secured by the balance in the participants’ accounts. The loans bear interest at a fixed rate, which approximates the rate generally charged for consumer loans secured by certificates of deposit or marketable securities. The interest rates ranged from 4.25% to 9.50% at December 31, 2014. The terms of the loans may not exceed five years, except for loans used to purchase a primary residence, in which case the loan term generally will not exceed 15 years. Maturity dates ranged from January 2015 to October 2029 at December 31, 2014. Principal and interest is repaid through biweekly payroll deductions from the participants’ wages.

Payment of Benefits

While still employed, a participant who is age 59 1⁄2 or older may withdraw all or part of the vested interest in their account at any time. Participants who are still employed also may withdraw their Rollover Contributions regardless of age. In addition, participants who are still employed and who have taken all other withdrawals and loans available under the Plan may also request a withdrawal in an amount necessary to satisfy an immediate and heavy financial need.

On termination of service due to death, disability or upon retirement, participants (or a beneficiary in the case of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account or equal installments (monthly, quarterly, semi-annually or annually) for any period less than the life expectancy of the participant and their beneficiary. For termination of service for other reasons, participants may receive the value of the vested interest in their account as a lump-sum distribution. Depending on the value of the participant’s vested interest in their account at the time of their termination of service, the value of the participant’s vested interest may be automatically paid in a lump-sum distribution, paid in a direct rollover or automatically rolled over to an individual retirement account or annuity established in the participant’s or beneficiary’s name.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan in preparing the accompanying financial statements.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell the investment in an orderly transaction between market participants. This price is commonly referred to as the “exit price.” Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. When available, Level 1 inputs are used to measure fair value because they generally provide the most reliable evidence of fair value.

•	Level 2 – Inputs consist of quoted prices that are generally observable for the asset. Common examples of Level 2 inputs include quoted prices for similar assets in active markets or quoted prices for identical assets in markets not considered to be active.

•	Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

Realized gains or losses are calculated based on proceeds from the sale of investments and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Unrealized appreciation or depreciation of the investments is calculated based on the fair value of the investments at the end of the plan year and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive investment contracts. Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. There are no material reserves against contract value for credit risk of the contract issuers or otherwise.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Trustee, audit and certain other administrative fees are paid by Devon on behalf of the Plan and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in net appreciation of fair value of investments.

Recently Issued Accounting Standards not yet Adopted

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The update requires investments for which fair value is measured at net asset value (“NAV”) per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. The provisions in this ASU become effective for interim and annual periods after December 15, 2015. Devon did not early adopt this standard and does not anticipate this update will have a material impact on the Plan’s financial statements.

3. Fair Value Measurements

The following tables provide the Plan’s investments at fair value according to the fair value hierarchy. The Plan had no Level 3 investments as of December 31, 2014 and 2013. There have been no changes in the methodologies used at December 31, 2014 and 2013.

	As of December 31, 2014
		Fair Value Measurements Using:
	Total	Level 1 Inputs	Level 2 Inputs
Mutual funds:
Growth funds	$47,739,300	$47,739,300	$—
Fixed income funds	95,741,298	95,741,298	—
Balanced funds	37,363,445	37,363,445	—
Other funds	17,310,835	17,310,835	—

Total mutual funds	198,154,878	198,154,878	—

Equity securities:
Employer stock	51,319,382	51,319,382	—
Domestic large cap value	64,603,717	64,603,717	—
Domestic large cap growth	65,604,530	65,604,530	—
Domestic small cap value	48,062,518	48,062,518	—
Domestic small cap growth	30,227,024	30,227,024	—

Total equity securities	259,817,171	259,817,171	—

Money market funds	39,198,868	39,198,868	—
Collective trust funds:
U.S. equity index (1)	99,985,271	—	99,985,271
Stable value (2)	37,614,661	—	37,614,661
International equity index (3)	67,644,919	—	67,644,919
Real estate investment trust (4)	4,945,032	—	4,945,032

Total collective trust funds	210,189,883	—	210,189,883

Total investments	$707,360,800	$497,170,917	$210,189,883

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

	As of December 31, 2013
		Fair Value Measurements Using:
	Total	Level 1 Inputs	Level 2 Inputs
Mutual funds:
Growth funds	$45,244,880	$45,244,880	$—
Fixed income funds	97,728,799	97,728,799	—
Balanced funds	37,037,603	37,037,603	—
Other funds	16,049,371	16,049,371	—

Total mutual funds	196,060,653	196,060,653	—

Equity securities:
Employer stock	58,527,349	58,527,349	—
Domestic large cap value	66,596,374	66,596,374	—
Domestic large cap growth	65,305,737	65,305,737	—
Domestic small cap value	47,405,259	47,405,259	—
Domestic small cap growth	33,143,613	33,143,613	—

Total equity securities	270,978,332	270,978,332	—

Money market funds	41,856,688	41,856,688	—
Collective trust funds:
U.S. equity index (1)	93,521,199	—	93,521,199
Stable value (2)	39,870,835	—	39,870,835
International equity index (3)	72,857,556	—	72,857,556
Real estate investment trust (4)	4,548,122	—	4,548,122

Total collective trust funds	210,797,712	—	210,797,712

Total investments	$719,693,385	$508,895,673	$210,797,712

(1)	Investment fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 3000 index. This fund allows for daily redemptions with no unfunded commitments.
(2)	Investment fund seeks preservation of principal and to earn current income while tracking interest rates over the intermediate term by investing in a diversified portfolio of stable value contracts, including wrap contracts issued by insurance companies, banks and other financial institutions. This fund allows for daily redemptions with no unfunded commitments.
(3)	Investment fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI ACWI ex-U.S. IMI Index. This fund allows for daily redemptions with no unfunded commitments.
(4)	Investment fund seeks results through active management that correspond generally to the price and yield performance, after fees and expenses, of the FRSE NAREIT Equity REITS Index. This fund allows for daily redemptions with no unfunded commitments.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

The following methods and assumptions were used to estimate the fair values in the tables above.

Level 1 Fair Value Measurements

Amounts consist primarily of mutual funds, equity securities and money market funds that are actively traded and can be redeemed upon demand. The fair values of these instruments are based upon unadjusted quoted market prices.

Level 2 Fair Value Measurements

Amounts consist primarily of collective trust funds. These funds can be redeemed upon demand. The fair values are based upon the NAV provided by investment managers. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant purchases and sales transactions may occur daily. In the event the Plan initiates a full redemption of one of the collective trusts, the investment managers reserve the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

4. Stable Value Fund

The PIMCO Stable Income Fund (the “Fund”) is held by the PIMCO Collective Investment Trust II (the “Trust”) and is sponsored by SEI Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of approximately $100 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of approximately $100 per unit, although, there is no guarantee that the Fund will be able to maintain this value.

The Fund has certain restrictions on withdrawals and transfers, as follows. Withdrawals directed by the Plan require written notice to the Trustee. The Trustee shall notify the Plan that such request will be fulfilled as either (1) a deferred book value plan withdrawal, which the Trustee will act in good faith to complete by the fifth business day of the month that follows the date that is 24 months after the Trustee’s receipt of the Plan’s request for a withdrawal or (2) an ordinary plan withdrawal to be completed on or prior to the first business day that is within 45 days of the Plan’s request for withdrawal. The methodology chosen by the Trustee will depend on the value of the Fund’s portfolio, taking into account any adverse market value adjustments applicable to such withdrawal under the Fund’s investment contracts.

Withdrawals made in order to accommodate distribution to participants, whether in-service or following termination of employment, may be made on any business day. Withdrawals made in order to accommodate a participant-directed exchange to another investment option may be made on any business day, provided that the exchange is not directed to competing investment options, which consist of the Vanguard Money Market Fund and Brokerage Link. Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur. The Trustee reserves the right to delay participant withdrawals up to 30 days in order to maintain liquidity for the Trust or if it determines that an immediate withdrawal would have an adverse impact on the Trust.

The average yield earned by the Trust at December 31, 2014, representing the annualized earnings of all investments in the Trust divided by the period-end fair value of all investments in the Trust, was 1.50%. The average yield earned by the Trust at December 31, 2014, representing the annualized earnings credited to participants in the Trust as of the last day of the period, divided by the period-end fair value of all investments in the Trust, was 0.98%. Certain events may limit the ability of the Fund to realize the contract value of investment contracts and may

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan documents or the Fund’s investment guidelines that are not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial termination of the Plan or merger with another plan or bankruptcy of the Plan. The Benefits and Investments Committees believe that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

5. Plan Termination

Although Devon has not expressed any intent to terminate the Plan, it may do so at any time. Benefits owed to participants are not actuarially determined and the aggregate vested benefits are limited to the Plan’s net assets available for plan benefits. In the event of the Plan’s termination, participants would become 100% vested in their accounts.

6. Plan Investment Assets

Following is a schedule of the Plan’s investments that exceed 5% of the Plan’s net assets at December 31, 2014 and 2013 and the fair value of such investments:

	2014		2013
	Number of Shares or Units	Fair Value	Number of Shares or Units	Fair Value
PIMCO Total Return Fund	5,382,938	$57,382,119	5,805,895	$62,065,017
BlackRock, Inc. U.S. Equity Index	4,566,914	$99,985,271	4,807,991	$93,521,199
BlackRock, Inc. International Equity Index	5,476,125	$67,644,919	5,647,129	$72,857,556
Devon Energy Corporation Common Stock	838,415	$51,319,382	945,973	$58,527,349
PIMCO Stable Income Fund	374,646	$37,614,661	402,975	$39,870,835
Harbor International Fund	605,088	$39,197,596	537,950	$38,199,848

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(8,546,372)
Collective trust funds	9,794,478
Equity securities	9,393,688

$10,641,794

7. Related Party Transactions

The Trustee and Devon are parties in interest as defined by ERISA. Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company, which is an affiliate of the Trustee. The Trustee also invests certain Plan assets in the Devon Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.

8. Tax Status

The Internal Revenue Service has determined and informed Devon by a letter dated April 16, 2010 that the Plan and related trusts are designed in accordance with applicable sections of the Code. Prior to April 16, 2010, the Plan operated under a determination letter dated August 1, 2002. Although the Plan has been amended since receiving the determination letter, the Benefits Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

likely than not would not be sustained upon examination by the Internal Revenue Service. The Benefits Committee has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements as of December 31, 2014 and 2013.

The Plan is subject to routine audits by taxing jurisdictions. The Benefits Committee believes it is no longer subject to income tax examinations for years prior to 2011.

9. Risk and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Because of the risks associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10. Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500.

	2014	2013
Net assets available for benefits per the financial statements	$723,709,957	$736,641,544
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(344,479)	(773,253)

Net assets available for benefits per Form 5500	$723,365,478	$735,868,291

The following is a reconciliation of investment income per the financial statements for 2014 to Form 5500:

2014
Net investment income per financial statements	$24,585,807
Interest income on notes receivable from participants	414,985
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	428,774

Net investment income per Form 5500	$25,429,566

Devon Energy Corporation Incentive Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of issue, borrower, lessor or similar party	Description of investment	Number of Shares or Units	Current Value
Devon Energy Corporation**	Devon common stock	838,415	$51,319,382
Cash equivalent fund:
INTEREST-BEARING CASH	Money-market securities		16,088,583
THE VANGUARD GROUP	Vanguard Money Market Fund	23,110,284	23,110,284
Mutual Funds and Collective Trust Funds:
ABERDEEN	Aberdeen Emerging Markets Fund	591,331	7,977,056
BLACKROCK, INC.	US Equity Index	4,566,914	99,985,271
BLACKROCK, INC.	International Equity Index	5,476,125	67,644,919
CAPITAL RESEARCH & MANAGEMENT COMPANY	Europacific Growth Fund	74,075	3,488,208
HARBOR FUNDS	Harbor International Fund	605,088	39,197,596
INVESCO	Invesco Equity Real Estate Securities Trust	40,966	4,945,032
NEUBERGER BERMAN	Neuberger Berman High Yield Bond Fund	2,769,746	24,789,227
PIMCO FUNDS	PIMCO Total Return Fund	5,382,938	57,382,119
PIMCO FUNDS	PIMCO All Asset All Authority	3,189,988	29,124,591
SEI TRUST COMPANY	PIMCO Stable Income Fund	374,646	37,614,661
WESTERN ASSET	Inflation Indexed Plus Bond Portfolio	1,005,715	11,284,120
Equity Securities:
ABERCROMBIE & FITCH CL A	Common stock	13,800	395,232
ABIOMED INC	Common stock	8,751	333,063
ACACIA RESEARCH—ACACIA	Common stock	8,300	140,602
ACADIA HEALTHCARE CO INC	Common stock	4,979	304,765
ADOBE SYSTEMS INC	Common stock	28,922	2,102,629
ADT CORP	Common stock	22,800	826,044

ADVISORY BOARD CO	Common stock	5,146	252,051
AKORN INC	Common stock	25,737	931,679
ALEXION PHARMACEUTICALS	Common stock	7,102	1,314,083
ALIBABA GROUP HLD SPON AD	Common stock	13,189	1,370,865
ALIGN TECHNOLOGY INC	Common stock	5,479	306,331
ALLEGHANY CORP DEL	Common stock	1,900	880,650
ALLIANT ENERGY CORPORATION	Common stock	7,900	524,718
ALTISOURCE PORTFOLIO SOLUTIONS	Common stock	8,500	287,215
ALTRIA GROUP INC	Common stock	22,100	1,088,867
AMAZON.COM INC	Common stock	2,260	701,391
AMDOCS LTD	Common stock	15,700	732,484
AMERICAN EXPRESS CO	Common stock	7,000	651,280
AMERICAN INTERNATIONAL GROUP	Common stock	14,800	828,948
AMERICAN PUBLIC EDUCATION	Common stock	17,100	630,477
AMERICAN WATER WORKS COMPANY	Common stock	13,900	740,870
AMERIPRISE FINANCIAL INC	Common stock	7,200	952,200
ANIKA THERAPEUTICS INC	Common stock	9,800	399,252
ANTHEM INC	Common stock	6,900	867,123
APOLLO EDUCATION GROUP CL	Common stock	7,700	262,647
APPLE INC	Common stock	19,716	2,176,252
APPLIED MATERIALS INC	Common stock	101,932	2,540,145
ARRIS GROUP INC	Common stock	14,200	428,698
ASCENA RETAIL GROUP INC	Common stock	56,700	712,152
ASSURED GUARANTY LTD	Common stock	20,400	530,196
AVG TECHNOLOGIES NV	Common stock	16,200	319,788
BABCOCK & WILCOX CO	Common stock	24,500	742,350
BANK OF AMERICA CORPORATION	Common stock	85,900	1,536,751
BENEFITFOCUS INC	Common stock	15,135	497,033
BLOCK H & R INC	Common stock	22,500	757,800
BOEING CO	Common stock	5,142	668,357
BP PLC SPON ADR	Common stock	18,900	720,468
BRUKER CORP	Common stock	31,800	623,916
BUFFALO WILD WINGS INC	Common stock	2,248	405,494
CA INC	Common stock	27,000	822,150
CALIFORNIA RESOURCES CORP	Common stock	2,624	14,458
CANADIAN SOLAR INC	Common stock	17,489	423,059
CAPITAL ONE FINANCIAL CORP	Common stock	19,900	1,642,745

CARDINAL HEALTH INC	Common stock	10,100	815,373
CARNIVAL CORP	Common stock	23,400	1,060,722
CDW CORPORATION	Common stock	8,100	284,877
CELGENE CORP	Common stock	16,044	1,794,682
CENTENE CORP	Common stock	14,176	1,472,178
CEPHEID INC	Common stock	12,823	694,237
CHIPOTLE MEXICAN GRILL	Common stock	2,200	1,505,922
CHURCHILL DOWNS INC	Common stock	1,300	123,890
CIGNA CORP	Common stock	7,200	740,952
CIRRUS LOGIC INC	Common stock	16,200	381,834
CIT GROUP INC	Common stock	28,400	1,358,372
CITIGROUP INC	Common stock	33,050	1,788,336
CMS ENERGY CORP	Common stock	27,200	945,200
COGNEX CORP	Common stock	8,749	361,596
COGNIZANT TECH SOLUTIONS CL A	Common stock	19,289	1,015,759
COMMUNITY HEALTH SYSTEMS INC NEW	Common stock	5,500	296,560
COMPUTER SCIENCES CORP	Common stock	5,800	365,690
CONOCOPHILLIPS	Common stock	12,000	828,720
COPA HOLDINGS SA CL A	Common stock	6,600	684,024
COSTAR GROUP INC	Common stock	2,631	483,131
COSTCO WHOLESALE CORP	Common stock	13,540	1,919,295
COVANTA HOLDING CORP	Common stock	17,700	389,577
CRH PLC SPON ADR	Common stock	41,900	1,006,019
CUMMINS INC	Common stock	4,909	707,730
DEALERTRACK TECH INC	Common stock	12,790	566,725
DELEK US HOLDINGS INC	Common stock	13,600	371,008
DELPHI AUTOMOTIVE PLC	Common stock	15,900	1,156,248
DIAMOND FOODS INC	Common stock	377	10,643
DIAMONDBACK ENERGY INC	Common stock	4,241	253,527
DIGITALGLOBE INC	Common stock	23,500	727,795
DIRECTV	Common stock	7,900	684,930
DISCOVER FINANCIAL SERVICES INC	Common stock	14,700	962,703
DR HORTON INC	Common stock	14,015	354,439
DST SYSTEMS INC	Common stock	6,400	602,560
E TRADE FINANCIAL CORP	Common stock	20,600	499,653
EAGLE MATERIALS INC	Common stock	7,182	546,047
EATON CORP PLC	Common stock	12,900	876,684

ECHOSTAR CORP CL A	Common stock	14,900	782,250
ELLIE MAE INC	Common stock	2,088	84,188
EMERSON ELECTRIC CO	Common stock	12,500	771,625
ENERGY XXI (USA)	Common stock	40,100	130,726
ENSTAR GROUP LTD	Common stock	3,600	550,404
ENTROPIC COMMUNICATIONS INC	Common stock	130,800	330,924
ESSENT GROUP LTD	Common stock	15,367	395,086
EXELIS INC	Common stock	35,600	624,068
EXPRESS INC	Common stock	43,700	641,953
F5 NETWORKS INC	Common stock	11,452	1,494,085
FACEBOOK INC A	Common stock	25,868	2,018,221
FAIRCHILD SEMICONDUCTOR INTERNATIONAL INC	Common stock	54,500	919,960
FASTENAL CO	Common stock	23,349	1,110,478
FEDEX CORP	Common stock	10,846	1,883,516
FIESTA RESTAURANT GROUP	Common stock	14,293	869,014
FIFTH THIRD BANCORP	Common stock	38,500	784,438
FIRST NIAGARA FINANCIAL GROUP	Common stock	72,700	612,861
FIRST REPUBLIC BANK	Common stock	14,700	766,164
FMC CORP NEW	Common stock	8,900	507,567
FMSA HOLDINGS INC	Common stock	21,200	146,704
FNF GROUP	Common stock	22,300	768,235
FNFV GROUP	Common stock	18,899	297,470
FTI CONSULTING INC	Common stock	16,900	652,847
GAMING AND LEISURE PROPERTIES INC	Common stock	30,100	883,134
GENCORP INC	Common stock	42,400	775,920
GENERAL DYNAMICS CORPORATION	Common stock	5,600	770,672
GILEAD SCIENCES INC	Common stock	10,033	945,710
GLOBAL CASH ACCESS HOLDINGS	Common stock	82,600	590,590
GOGO INC	Common stock	13,975	231,007
GOOGLE INC CL A	Common stock	2,200	1,167,452
GOOGLE INC CL C	Common stock	2,200	1,158,080
GRANITE CONSTRUCTION INC	Common stock	14,085	535,512
GREENBRIER COMPANIES INC	Common stock	7,865	422,586
GUIDEWIRE SOFTWARE INC	Common stock	11,336	573,942
HANESBRANDS INC	Common stock	10,000	1,116,200
HANOVER INSURANCE GROUP	Common stock	10,700	763,124
HCC INSURANCE HOLDINGS INC	Common stock	14,700	786,744

HEALTH NET INC	Common stock	9,154	490,014
HEICO CORP	Common stock	5,924	357,810
HELIX ENERGY SOLUTIONS GROUP INC	Common stock	17,300	375,410
HOMEAWAY INC	Common stock	19,544	582,020
HONEYWELL INTERNATIONAL INC	Common stock	7,000	699,440
HUMANA INC	Common stock	10,060	1,444,918
HUNT J B TRANSPORT SERVICES IN	Common stock	7,398	623,282
IDACORP INC	Common stock	8,000	529,520
ILLUMINA INC	Common stock	9,298	1,716,225
INSULET CORP	Common stock	15,813	728,347
INTEL CORP	Common stock	29,100	1,056,039
IPG PHOTONICS CORP	Common stock	8,405	629,703
IRON MOUNTAIN INC	Common stock	10,500	405,930
JOHNSON & JOHNSON	Common stock	9,400	982,958
JOHNSON CONTROLS INC	Common stock	22,500	1,087,650
JOY GLOBAL INC	Common stock	16,500	767,580
JPMORGAN CHASE & CO	Common stock	24,300	1,520,694
K12 INC	Common stock	29,500	350,165
KANSAS CITY SOUTHERN	Common stock	26,903	3,282,973
KATE SPADE & CO	Common stock	14,056	449,933
KBR INC	Common stock	34,900	591,555
KNIGHT TRANSPORTATION INC	Common stock	21,936	738,366
KULICKE & SOFFA INDUSTRIES INC	Common stock	30,300	438,138
LABORATORY CORP OF AMERICA HOLDINGS	Common stock	6,000	647,400
LAM RESEARCH CORP	Common stock	2,900	230,086
LIFELOCK INC	Common stock	58,732	1,087,129
LINKEDIN CORP CL A	Common stock	6,848	1,573,054
LULULEMON ATHLETICA INC	Common stock	12,521	698,546
MARKEL CORP	Common stock	1,000	682,840
MARKETAXESS HOLDINGS INC	Common stock	5,568	399,281
MASTERCARD INC CL A	Common stock	27,867	2,401,021
MEDIVATION INC	Common stock	7,153	712,510
MEDNAX INC	Common stock	5,500	363,605
MEDTRONIC INC	Common stock	13,300	960,260
MERCK & CO INC NEW	Common stock	14,200	806,418
MFA FINANCIAL INC	Common stock	150,600	1,203,294
MICROCHIP TECHNOLOGY	Common stock	21,000	947,310

MICROSOFT CORP	Common stock	20,750	963,838
MKS INSTRUMENTS INC	Common stock	6,700	245,220
NABORS INDUSTRIES LTD	Common stock	30,200	391,996
NATIONAL CINEMEDIA INC	Common stock	49,200	707,004
NAVIENT CORP	Common stock	60,000	1,296,600
NCI BUILDING SYSTEMS INC NEW	Common stock	40,673	753,264
NETFLIX INC	Common stock	5,120	1,749,043
NETSUITE INC	Common stock	19,975	2,180,670
NEUSTAR INC CL A	Common stock	19,100	530,980
NEW SENIOR INVESTMENT GROUP	Common stock	37,666	619,606
NEW YORK COMMUNITY BANCORP INC	Common stock	49,900	798,400
NEWCASTLE INVESTMENT CORP REIT	Common stock	80,066	359,496
NEWPARK RESOURCES INC	Common stock	38,900	371,106
NORTHWESTERN CORP	Common stock	15,200	860,016
NVR INC	Common stock	870	1,109,537
NXSTAGE MEDICAL INC	Common stock	17,681	317,020
OCCIDENTAL PETROLEUM CORP	Common stock	6,560	528,802
OCWEN FINANCIAL CORP	Common stock	35,900	542,090
OMNICARE INC	Common stock	16,800	1,225,224
ORACLE CORP	Common stock	24,000	1,079,280
OWENS CORNING INC	Common stock	29,100	1,042,071
PACIRA PHARMACE	Common stock	7,826	693,853
PALO ALTO NETWORKS INC	Common stock	5,015	614,689
PBF ENERGY INC CL A	Common stock	25,000	666,000
PEOPLES UNITED FINANCIAL INC	Common stock	55,700	845,526
PFIZER INC	Common stock	27,170	846,346
PHARMERICA CORP	Common stock	34,200	708,282
PHILIP MORRIS INTL INC	Common stock	9,950	810,428
PNC FINANCIAL SERVICES GROUP INC	Common stock	11,600	1,058,268
POLARIS INDUSTRIES INC	Common stock	12,062	1,824,257
PRA GROUP INC	Common stock	10,310	597,258
PRICELINE GROUP INC	Common stock	1,859	2,119,650
PUBLIC SERVICE ENTERPRISE GROUP	Common stock	10,800	447,228
RADIAN GROUP INC	Common stock	16,800	280,896
RAYTHEON CO	Common stock	6,550	708,514
REGENERON PHARMACEUTICALS	Common stock	3,772	1,547,463
RENT A CENTER INC	Common stock	19,900	722,768

ROCKWOOD HOLDINGS INC	Common stock	5,100	401,880
ROVI CORPORATION	Common stock	16,600	374,994
ROYAL CARIBBEAN CRUISES	Common stock	12,300	1,013,889
RPX CORP	Common stock	46,800	644,904
SALESFORCE.COM INC	Common stock	39,072	2,317,360
SALIX PHARMACEUTICALS LTD	Common stock	26,628	3,060,622
SANOFI SPON ADR	Common stock	21,500	980,615
SCHLUMBERGER LTD	Common stock	15,224	1,300,282
SCHOLASTIC CORP	Common stock	15,500	564,510
SCRIPPS (EW) CO CL A	Common stock	30,600	683,910
SEADRILL LTD (USA)	Common stock	25,700	306,858
SEAWORLD ENTERTAINMENT INC	Common stock	48,800	873,520
SERVICENOW INC	Common stock	27,362	1,856,512
SHUTTERFLY INC	Common stock	7,693	320,760
SHUTTERSTOCK INC	Common stock	10,334	714,079
SILICON IMAGE INC	Common stock	71,600	395,232
SIRIUS XM HOLDINGS INC	Common stock	367,217	1,285,259
SLM CORP	Common stock	88,400	900,796
SPIRIT AEROSYSTEM HL CL A	Common stock	21,200	912,448
SPX CORP	Common stock	7,600	652,992
STAGE STORES INC	Common stock	3,000	62,100
STANLEY BLACK & DECKER	Common stock	11,800	1,133,744
STARBUCKS CORP	Common stock	20,851	1,710,825
STATE STREET CORP	Common stock	14,800	1,161,800
STEWART INFORMATION SERVICES	Common stock	21,200	785,248
TABLEAU SOFTWARE INC CL A	Common stock	4,414	374,131
TARGET CORP	Common stock	13,900	1,055,149
TEAM HEALTH HOLDINGS INC	Common stock	14,127	812,726
TERADYNE INC	Common stock	13,400	265,186
TEVA PHARMACEUTICAL IND A	Common stock	15,600	897,156
TEXAS INSTRUMENTS INC	Common stock	18,000	962,370
THE CHILDRENS PLACE INC	Common stock	11,300	644,100
TIVO INC	Common stock	30,100	356,384
TOTAL SYSTEM SERVICES INC	Common stock	24,100	818,436
TREEHOUSE FOODS INC	Common stock	9,500	812,535
TRIPADVISOR INC	Common stock	9,361	698,892
ULTA SALON COSMETICS & FR	Common stock	3,721	475,693

ULTIMATE SOFTWARE GROUP	Common stock	4,946	726,147
UNDER ARMOUR INC CL A	Common stock	12,897	875,706
UNION PACIFIC CORP	Common stock	19,536	2,327,324
UNITED RENTALS INC	Common stock	19,963	2,036,426
UNITEDHEALTH GROUP INC	Common stock	8,400	849,156
VEEVA SYSTEMS INC CL A	Common stock	16,049	423,854
VERIZON COMMUNICATIONS INC	Common stock	22,002	1,029,254
VIRTUSA CORP	Common stock	7,632	318,025
VISA INC CL A	Common stock	8,375	2,195,925
VIVINT SOLAR INC	Common stock	21,268	196,091
VODAFONE GROUP PLC SPON A	Common stock	9,645	329,570
VONAGE HOLDINGS CORP	Common stock	170,400	649,224
WABCO HOLDINGS INC	Common stock	2,728	285,840
WAL MART STORES INC	Common stock	13,400	1,150,792
WELLCARE HEALTH PLANS INC	Common stock	4,500	369,270
WELLS FARGO & CO	Common stock	32,300	1,770,686
WESTAR ENERGY INC	Common stock	23,300	960,892
WHITE MOUNTAINS INS GROUP	Common stock	1,200	756,132
WILLIS GROUP HOLDINGS PLC	Common stock	13,700	613,897
WORKDAY INC CL A	Common stock	14,596	1,191,180
WORLD FUEL SERVICES CORP	Common stock	7,800	366,054
WORLD WRESTLING ENTERTAINMENT CL A	Common stock	31,900	393,646
YELP INC	Common stock	11,834	647,675
ZOES KITCHEN INC	Common stock	19,929	596,076
Brokerage Link	Participant directed accounts including certain Fidelity investment funds**		25,150,526
Notes receivable from participants**	Installment loans due from participants with maturity dates ranging from January 2015 to October 2029 and interest rates ranging from 4.25% to 9.50%.		9,722,071

			$717,082,871

**	Represents party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Devon Energy Incentive Savings Plan

Date: June 26, 2015	/s/ Frank W. Rudolph
Frank W. Rudolph
Executive Vice President Human Resources